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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ----------------------

                                   FORM 12b-25

                         COMMISSION FILE NUMBER 0-25732

                           NOTIFICATION OF LATE FILING

         (CHECK ONE): [X] FORM 10-K [ ] FORM 11-K [ ] FORM 20-F [ ] FORM 10-Q
                                    [ ] FORM N-SAR

                      FOR PERIOD ENDED: DECEMBER 31, 2002

      [ ] TRANSITION REPORT ON FORM 10-K [ ] TRANSITION REPORT ON FORM 10-Q
      [ ] TRANSITION REPORT ON FORM 20-F [ ] TRANSITION REPORT ON FORM N-SAR
                       [ ] TRANSITION REPORT ON FORM 11-K

               FOR THE TRANSITION PERIOD ENDED: __________________

    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.


 IF THE NOTIFICATION RELATES TO A PORTION OF THE FILING CHECKED ABOVE, IDENTIFY
                 THE ITEM(s) TO WHICH THE NOTIFICATION RELATES:

                                     PART I
                             REGISTRANT INFORMATION

                    Full name of registrant: ATLAS AIR, INC.
                         Former name if applicable: N/A
Address of principal executive office (Street and number): 2000 Westchester Ave.
                  City, state and zip code: Purchase, NY 10577

                                     PART II
                             RULE 12b-25 (b) AND (c)

          If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to
                      Rule 12b-25(b), the following should
                    be completed. (Check box if appropriate.)

         [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         [ ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         [ ] (c) The accountant's statement or other exhibit required by Rule
                 12b-25(c) has been attached if applicable.


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                                    PART III
                                    NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Registrant is unable to file its Annual Report on Form 10-K for the year ended December 31, 2002 by the required filing date, principally due to difficulties encountered in obtaining historical records and data to enable the Registrant's current independent auditors, Ernst & Young LLP ("E & Y"), to re-audit the Registrant's financial results for the 2000 and 2001 fiscal years. These results had been audited by Arthur Andersen & Co., the Registrant's former independent public accounting firm. The Registrant currently anticipates having its audit for fiscal 2002 completed during the first half of 2003 but is unable to predict when E & Y will complete its re-audit of the 2000 and 2001 results, if at all.

                                     PART IV
                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification:

          William C. Bradley, Vice President and Treasurer 914-701-8000

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                   [ ]  Yes      [X]  No

          Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2002

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                   [X]  Yes      [ ]  No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As noted above, the Registrant is currently undergoing a re-audit of its financial results for fiscal 2000 and 2001. Accordingly, no comparison can be made between the Registrant's operating results for 2002 and those for 2000 and 2001 until the re-audit of such financial information has been completed.



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                                 ATLAS AIR, INC.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

                                 ATLAS AIR, INC.
                                  (Registrant)

Dated:  April 1, 2003            By: /s/ William C. Bradley
                                     --------------------------------
                                     Name:   William C. Bradley
                                     Title:  Vice President and Treasurer